Pricing Supplement 31 dated September 17, 2003
(To Prospectus dated March 22, 2000 and
Prospectus Supplement dated March 22, 2000)

Rule 424(b) (3)
File No. 333-31502

# PACCAR FINANCIAL CORP.
## Medium-Term Notes, Series J - Floating Rate
### CUSIP# 69371RWH5

We are hereby offering to sell Notes having the terms specified below to you with the assistance of:

- ☐ Goldman, Sachs & Co.
- ☐ Banc of America Securities LLC
- ☐ Merrill Lynch & Co.
- ☐ Morgan Stanley Dean Witter
- ☐ Citigroup Global Markets Inc.
- ☒ Banc One Capital Markets, Inc.

acting as ☒ principal ☐ agents

at: ☒ varying prices related to prevailing market prices at the time of resale ☐ a fixed initial public offering price of 100% of the Principal Amount.

| | | |
|---|---|---|
| Principal Amount: $70,000,000 | Original Issue Date: | October 20, 2003 |
| Agent's Discount or Commission: 0.20% | Maturity Date: | October 20, 2005 |
| Net Proceeds to Company: $69,860,000 | Interest Payment Date(s) | Quarterly on the 20th or next Business day of Jan., Apr, July and October via modified following business day convention, commencing January 20, 2004 |

Calculation Agent:

Interest Calculation:

- ☒ Regular Floating Rate Note
- ☐ Inverse Floating Rate Note
    Fixed Interest Rate:
- ☐     Other Floating Rate Note (see attached)

- ☐ Floating Rate/Fixed Rate Note
    Fixed Rate Commencement Date:
    Fixed Interest Rate:

Initial Interest Rate: To Be Determined
Initial Interest Reset Date: January 20, 2004
Interest Reset Date(s): Quarterly on the 20th or next business day of Jan., Apr., July and October via modified following business day convention.

Interest Rate Basis:

- ☐ CD Rate
- ☐ Commercial Paper Rate
- ☐ CMT Rate
    - ☐ CMT Telerate Page 7051
    - ☐ CMT Telerate Page 7052
      If CMT Telerate Page 7052:
        - ☐ Weekly Average
        - ☐ Monthly Average

- ☐ Federal Funds Rate
- ☒ LIBOR
  Designated LIBOR Page:
    - ☐ LIBOR Reuters Page
    - ☒ LIBOR Telerate Page 3750
  LIBOR Currency:

- ☐ Prime Rate
- ☐ Treasury Rate
- ☐ Other (see attached)

Index: 3 Month LIBOR
Spread (+/-): - 0.06%
Spread Multiplier: N/A
Maximum Interest Rate: N/A
Minimum Interest Rate: N/A

Day Count Convention:
- ☐ 30/360 for the period from      to    .
- ☒ Actual/360 for the period from     October 20, 2003 to October 20, 2005.
- ☐ Actual/Actual for the period from           to     .

Redemption:
- ☒ The Notes may not be redeemed prior to the Maturity Date.
- ☐ The Notes may be redeemed at the option of the Company prior to Maturity Date.
  Initial Redemption Date:
  Initial Redemption Percentage: ___ %
  Annual Redemption Percentage Reduction: ___ % until Redemption Percentage is 100% of the Principal Amount.
- ☐ The Notes shall be redeemed by the Company prior to the Maturity Date (see attached).

Repayment:
- ☒ The Notes may not be repaid prior to the Maturity Date.
- ☐ The Notes may be repaid prior to the Maturity Date at the option of the holder of the Notes.
  Optional Repayment Date(s):

Currency:
       Specified Currency:    USD   (If other than U.S. dollars, see attached)
       Minimum Denominations: _____(Applicable only if Specified Currency is other than U.S. dollars)
       Exchange Rate Agent: _____ (Applicable only if Specified Currency is other than U.S. dollars)

If Discount Note, check ☐
     Issue Price: ___%

Form:    ☒ Book-Entry    ☐ Certificated

Other Provisions: